Exhibit 99.2

Convenience translation

Report by the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Fiscal Year 2022

In the past fiscal year, Fresenius Medical Care operated in a challenging macroeconomic environment characterized by wage and general cost inflation, which affected all business segments of the company. In the U.S., Fresenius Medical Care faced a labor market situation that is unprecedented for the company, resulting in staff shortages, high employee turnover rates at dialysis centers and significantly higher costs. Staff shortages also impacted growth in the U.S. dialysis services business as well as in complementary business areas and consequently affected, in addition to ongoing patient excess mortality due to COVID-19, the operating leverage in these areas.

Fresenius Medical Care continued to provide medical care to its patients with its products and services in high quality in the past fiscal year despite the ongoing challenges and maintained without significant disruptions. COVID-19 infection rates remained at a high level and resulted in continued demand and costs for isolation wards and additional shifts for staff as well as for personal protective equipment.

The negative impact on earnings was only partially offset by financial support in the fiscal year from the U.S. government to compensate costs related to the COVID-19 pandemic.

Fresenius Medical Care has driven forward its transformation program FME25 and the related implementation of its new operating model. Since January 2023, the Company operates in two global segments only: Care Delivery (Health Care Services) and Care Enablement (Health Care Products). With the savings achieved by end of 2022 under FME25, Fresenius Medical Care has exceeded its original target for the year under review. The company will accelerate and expand the transformation program to further optimize its processes along the new operating model.

Fresenius Medical Care will expand and accelerate its transformation also beyond FME25. By clearly focusing on strengthening its core business and on further operational and structural efficiency improvements, the company aims to return to a sustainable profitable growth path and support the creation of value for its shareholders. Fresenius Medical Care’s efforts will focus on the core areas of structure, capital allocation, operational efficiency and portfolio optimization.

Convenience translation

Significant events concerning the organization and composition of the management board of the General Partner, Fresenius Medical Care Management AG, (Management Board) or the Supervisory Board of Fresenius Medical Care AG & Co. KGaA (Company) were:

•	Change of the Chair of the Management Board
Ms. Helen Giza was appointed Chair of the Management Board effective December 6, 2022. She had previously been appointed Deputy Chair of the Management Board with effect from May 16, 2022. Ms. Giza will also remain Chief Financial Officer until her successor for this position is appointed. In her position as Chair of the Management Board, she succeeded Dr. Carla Kriwet, who had taken over from Mr. Rice Powell as Chair of the Management Board on October 1, 2022. Dr. Kriwet left the Management Board by mutual agreement at the end of December 5, 2022. In view of the age limit set by the Supervisory Board of the general partner, Mr. Powell retired from the Management Board upon regular termination of his appointment at the end of the fiscal year.

•	Change in the Audit and Corporate Governance Committee of the Supervisory Board
Effective January 1, 2023, Ms. Pascale Witz, previously Vice Chair of the Audit and Corporate Governance Committee of the Supervisory Board, has taken over the chairmanship of this committee from Mr. Rolf A. Classon, who will no longer meet the necessary criteria for the chairmanship of the committee in the course of 2023 due to his then twelve-year membership with the Supervisory Board. Mr. Classon remains an ordinary member of the committee. Dr. Dorothea Wenzel has been Vice Chair of the committee since January 1, 2023, and continues to perform the function of Lead Independent Director of the Supervisory Board introduced in 2021.

The Supervisory Board also in the past fiscal year observed all duties imposed on it by law, the Articles of Association and the rules of procedure. In this context it also took into account the recommendations and suggestions of the German Corporate Governance Code. The Supervisory Board supervised the General Partner within its responsibility, regularly advised the Management Board and was involved in decisions of fundamental importance to the Company. Supervision and advice also included sustainability issues.

Convenience translation

All relevant questions of the business policy, the company’s planning and the strategy were subject to the deliberations of the Supervisory Board. Reports of the Management Board on the progress of the business, the profitability and liquidity as well as on the situation and perspectives of the Company and the group formed the basis for the work of the Supervisory Board. Further topics were the risk situation and risk management. Additional items on the agenda were discussions on acquisition and investment projects. The Supervisory Board and its competent committees comprehensively discussed these as well as also all further significant business events. Furthermore, the Supervisory Board also in the past year reviewed the development of the acquisitions of the previous years. The Supervisory Board passed resolutions within its competencies according to law and the Articles of Association.

Meetings

In the past fiscal year, twelve meetings of the Supervisory Board, some of which lasted several days, were held. Of these meetings, four meetings were held in person and eight meetings were held as video conferences. The Supervisory Board also met regularly without the Management Board. To the extent that the auditor was called upon as an expert at meetings of the Supervisory Board or its committees, members of the Management Board, in accordance with the applicable rules under the German Act on Strengthening Financial Market Integrity (Gesetz zur Stärkung der Finanzmarktintegrität – FISG), attended the meetings only to the extent deemed necessary by the Supervisory Board or the committee, respectively.

Convenience translation

The participation rate of the members at the meetings of the Supervisory Board and its committees in total was 98.1%. The following table shows the participation of the individual members in the past fiscal year:

Audit and
Corporate
	Supervisory	Governance	Nomination	Joint
	Board	Committee	Committee	Committee
Dr. Dieter Schenk	12/12	-	0/0	-
(Chairman)
Rolf A. Classon	11/12	11/12	0/0	0/0
(Vice Chairman)
Gregory Sorensen, MD	12/12	-	-	0/0
Dr. Dorothea Wenzel	12/12	12/12	0/0	-
Pascale Witz	12/12	12/12	-	-
Prof. Dr. Gregor Zünd	12/12	-	-	-

The Management Board and the Supervisory Board cooperate on a trust basis to the benefit of the Company. The Supervisory Board was in regular contact with the Management Board and was always promptly and comprehensively informed by it. Between meetings, the Management Board reported to the Supervisory Board in writing. During the meetings, the Management Board also informed the Supervisory Board verbally. In addition, the Supervisory Board also last year was in contact with members of the senior management level. The members of the Management Board were further available to the Supervisory Board for follow-up queries. The Chair of the Supervisory Board maintained continuous contact with the Management Board outside the meetings, in particular with the Chair of the Management Board, on questions regarding strategy, business development, the risk situation, risk management and compliance of the Company. In case of important occasions or events, the Chair of the Management Board promptly informed the Chair of the Supervisory Board. In such cases, the Chair of the Supervisory Board subsequently informed the other members of the Supervisory Board in the next meeting at the latest. During the entire fiscal year, the Chair of the Supervisory Board also was in close contact with the other members of the Supervisory Board.

In accordance with the German Act on Strengthening Financial Market Integrity (FISG), the members of the Audit and Corporate Governance Committee are entitled to obtain information from the heads of certain central departments of the Company. As in previous years, it was once again standard practice for the heads of central departments to report directly to the Supervisory Board and to be available for questions and for discussion.

Convenience translation

Focus of the discussions in the Supervisory Board

One of the main focus areas of the Supervisory Board’s discussions in the past year was supporting the Management Board in dealing with the challenges for Fresenius Medical Care from the impacts of the macroeconomic environment.

In addition, the Supervisory Board focused on the further design of the FME25 program by the Management Board in several meetings and was comprehensively involved in its implementation by the Management Board to the extent it took place in the year under review.

In the year under review, the Supervisory Board also dealt with investments, the business strategy as well as environmental, social and governance (ESG) aspects.

For example, the merger of Fresenius Health Partners, the former value-based services business of Fresenius Medical Care North America, with InterWell Health and Cricket Health to a premier value-based kidney care provider in the U.S. was closed in the course of the strategic expansion along the value-based care. The new company under the brand InterWell Health will be fully consolidated by Fresenius Medical Care as the majority owner and is expected to provide care to more than 270,000 people in the U.S. with kidney disease at a cost of more than US$ 11 billion by 2025.

In the year under review, Fresenius Medical Care has committed to become climate neutral by 2040. This applies both to direct and indirect CO2 emissions (Scope 1 and 2). To reduce its impact on the climate, the company has established a plan for the years ahead: By 2030, Fresenius Medical Care aims to reduce its direct and indirect CO2 emissions (Scope 1 and 2) by half as compared to reported emission levels in 2020. The current focus is on the use of renewable energies. In going toward climate neutrality, Fresenius Medical Care plans to continually examine possibilities for investing in energy efficiency, the self-generation of electricity and the adaption of new technologies while also taking into account the entire life cycle of products. The Company is also assessing its emissions across the entire value chain (Scope 3) to identify further possible targets for reducing emissions.

Convenience translation

The business development, the competitive situation and the Management Board’s planning for the individual functions and regions respectively business segments were also focal points of the Supervisory Board’s discussions. In joint consultations with the Management Board, the development of the production quantities and their expansion were also discussed.

In the past fiscal year, the Supervisory Board again discussed the development of cost reimbursement in the various health care systems, in particular in the U.S. With a view to the continued aim of increasing efficiency, the Supervisory Board further informed itself also in the past year about the success of the measures taken by the management already in previous years to improve the cost situation.

In the past fiscal year, the Supervisory Board also dealt with the further development of the profile of skills and expertise for its composition and supplemented it with regard to expertise on sustainability issues relevant to the company and a regular maximum tenure for the Supervisory Board. According to this, the Supervisory Board in its entirety shall be familiar with the relevant matters in the area of sustainability, particularly with regard to environmental, social and governance (ESG) aspects. Furthermore, as a rule, the Supervisory Board shall not include more than two persons who have been members of the Supervisory Board for more than twelve years at the time of their election or appointment. The Supervisory Board also resolved to renew the target for the proportion of female Supervisory Board members with regard to its own composition and set an implementation period ending on May 9, 2027. According to the new target, at least 30% and in any case not less than two members of the Supervisory Board shall be female.

In September 2022, Fresenius Medical Care placed senior notes with a total volume of €750 million. The proceeds will be used for general corporate purposes, including the refinancing of existing financial liabilities.

The Supervisory Board was also in the year under review regularly informed about the Company’s compliance. Findings of the internal audit department were also taken into account. In particular, the Supervisory Board has also informed itself intensively and on an ongoing basis about the findings, assessments and recommendations of the independent expert (Monitor) engaged by the Company in fulfillment of its obligations under the agreements it entered into in March 2019 with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) with a view to provisions of the U.S. Foreign Corrupt Practices Act (FCPA). The Monitor certified to the Company’s implementation of an effective anti-corruption compliance program on December 30, 2022, and has submitted her final certification report on January 31, 2023. Both the DoJ and SEC have confirmed that they accept the Monitor’s certification and have no objections or additional conditions. The Non-Prosecution Agreement expired on March 2, 2023, and the SEC order will expire on March 29, 2023.

Convenience translation

The Supervisory Board also received detailed reports on the IT security systems and measures implemented at Fresenius Medical Care.

Due to the COVID-19 pandemic, the Annual General Meeting of the Company in the year under review was held as a virtual general meeting without the physical presence of shareholders or their proxies. Further details can be found in the Declaration on Corporate Governance starting on page 126 of the Annual Report (Geschäftsbericht).

Committees of the Supervisory Board

The Supervisory Board has formed professionally qualified committees from among its members that support the Supervisory Board as a whole in its supervisory and advisory functions. The respective Chairs have regularly reported to the Supervisory Board on the work of the committees. Details of the composition of the Supervisory Board’s committees can be found in the Declaration on Corporate Governance which can be found starting on page 126 of the Annual Report.

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee convened twelve times in the past fiscal year. Of these meetings, four meetings were conducted in presence, two meetings were conducted as hybrid meetings, i.e., in presence with the possibility of virtual connection, and six meetings were conducted as video conferences.

Convenience translation

All members of this committee – Mr. Rolf A. Classon (Chair until December 31, 2022, since then ordinary member), Ms. Pascale Witz (Vice Chair until December 31, 2022, since then Chair) and Dr. Dorothea Wenzel (Vice Chair since January 1, 2023) – are financial experts according to section 100 paragraph 5 of the German Stock Corporation Act (AktG). Based on their many years of experience, they each have expertise in both accounting and auditing and are each independent within the meaning of the applicable provisions. Further details on the qualifications and independence of the members of the Audit and Corporate Governance Committee can be found in the Declaration on Corporate Governance starting on page 126 of the Annual Report.

In the past year, the committee dealt with the annual and consolidated financial statements, the proposal for the allocation of profit and the report according to Form 20-F for the SEC. It also discussed the quarterly reports with the Management Board. Also, the engagement pertaining to the audit of the consolidated financial statements according to the International Financial Reporting Standards (IFRS) and the internal controls concerning the financial reporting, which are part of the report according to Form 20-F, was issued by the committee. The committee further negotiated the fee agreement with the auditor. Audit focal points and further key audit matters of the past fiscal year were the assessment of the recoverability of goodwill, in particular for the group of cash-generating units of the regions North America and EMEA, the accounting effects of the business combination of InterWell Health, the valuation of receivables from dialysis treatments in the U.S., possible effects of the future change in segment reporting on the current fiscal year, the valuation of uncertain tax positions, the accounting treatment of significant litigations, the impact of cyber risks and the FME25 program on financial reporting and the impact of macroeconomic and geopolitical developments on the Fresenius Medical Care group as well as on the Company's financial statements, the valuation of investments in affiliated companies and the recognition of income from investments.

Representatives of the auditor participated in nearly all meetings of the committee and informed the members of the committee of their auditing activities. In addition, they provided information on any significant results of their audit and were available for additional information. In the absence of the members of the Management Board, they reported on the cooperation with them and shared their observations with the committee. The Audit and Corporate Governance Committee also consulted with the external auditors on a regular basis without the Management Board. The Chair of the Audit and Corporate Governance Committee also had regular exchanges with representatives of the auditor outside the meetings of the committee, in particular on the progress of the audit, and subsequently reported thereon to the Audit and Corporate Governance Committee.

Convenience translation

The Audit and Corporate Governance Committee dealt on several occasions with the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit system as well as with the audit of the financial statements – in particular the selection and independence of the auditor, the quality of the audit and the additional services provided by the auditor – as well as with the compliance management system. Further, the Audit and Corporate Governance Committee discussed with the auditor the audit risk assessment, the audit strategy and audit planning, and the audit results.

In the course of its audit, the auditor audited the internal control system in relation to the accounting process, the electronic reproduction of the consolidated financial statements and the group management report pursuant to section 328 paragraph 1 of the German Commercial Code (HGB) (so-called ESEF documents) as well as the early risk recognition system. The audit showed that the General Partner has appropriately implemented the measures required under section 91 paragraph 2 AktG, in particular regarding the establishment of a monitoring system, and that the monitoring system is suitable for the early identification of developments that may endanger the continued existence of the Company. The Management Board periodically reported to the committee on major individual risks. It also regularly informed the committee on the compliance situation as well as on the audit plans and results of the internal audit.

The committee again reviewed the business relations of the Fresenius Medical Care group companies to Fresenius SE & Co. KGaA and the latter’s affiliated companies. It was confirmed in each case that these relationships corresponded to those between unrelated third parties.

Certain transactions of the Company with related parties may be subject to the approval of the Supervisory Board pursuant to section 111b paragraph 1 AktG. The Supervisory Board has made use of the option to delegate the responsibility for the approval resolution to the Audit and Corporate Governance Committee. In the year under review, there were no transactions requiring such approval. In accordance with section 111a paragraph 2 sentence 2 AktG, the Audit and Corporate Governance Committee reviewed whether transactions between the Company and related parties were conducted in the ordinary course of business and at arm’s length. No objections were raised in this respect.

Convenience translation

The Chair of the Audit and Corporate Governance Committee regularly reported to the Supervisory Board on the results of the discussions and resolutions in the committee.

Nomination Committee

The Nomination Committee prepares candidate proposals and proposes to the Supervisory Board of the Company suitable candidates for its election proposals to the General Meeting. In the past fiscal year, the Nomination Committee did not convene since no meeting was required. The next regular elections of members to the Supervisory Board of the Company are scheduled for the 2025 Annual General Meeting of the Company.

Joint Committee

The Company has a Joint Committee which is composed of two members of the Supervisory Board of the General Partner as well as two members of the Supervisory Board of the Company. For certain matters, the Management Board requires the approval of the Joint Committee. In the past fiscal year, the Joint Committee did not convene since no meeting was required.

Dialog with Investors

The Chair of the Supervisory Board and the Lead Independent Director were also available for discussions with investors in the year under review to the extent permitted by law and in close consultation with the Management Board. In these discussions, investors were given the opportunity to exchange views with the Chair of the Supervisory Board and the Lead Independent Director on corporate governance issues falling within the remit of the Supervisory Board. Key topics in the year under review were the macroeconomic environment, the FME25 program, the new operating model (Care Delivery, Care Enablement), the composition of the Management Board, the preparation of the new compensation system for the Management Board to be introduced in 2024 and the consideration of environmental, social and governance (ESG) aspects also in the Supervisory Board.

Convenience translation

Corporate Governance

The members of the Supervisory Board in principle self-responsibly undertake educational and training measures required for their tasks, such as on changes in the legal framework and on new, future-oriented developments technologies, and are adequately supported in this respect by the Company.

In addition to the information provided to them by various external experts, also experts of the company’s departments regularly report on relevant developments, such as – for example – relevant new developments in the revision of legal rules or in jurisprudence and also about recent developments in regulations on accounting and audit. In this way, the Supervisory Board, with the company’s adequate assistance, ensures an ongoing qualification of its members and also a further development and updating of their expertise, power of judgment and experience which is required for the Supervisory Board including its committees to duly perform their tasks.

New members of the Supervisory Board can meet the members of the Management Board and specialist managers for a discussion of fundamental and current topics and thereby gain an overview of the relevant topics of the Company (Onboarding). For targeted further training, internal information events are offered as required. In the year under review, further training was provided for the members of the Supervisory Board on current developments in corporate governance and upcoming relevant legal regulations. These included the new version of the German Corporate Governance Code, the new legal provisions introduced by the Act on the Introduction of Virtual General Meetings of Stock Corporations, regulatory developments in the area of environment, social and governance (ESG), and new regulations of the New York Stock Exchange (NYSE) and the SEC associated with the listing of the Company as a foreign private issuer.

The Supervisory Board reports to the General Meeting on possible conflicts of interests of its members and on the treatment of such conflicts. In the year under review, there were no conflicts of interest of board members that would have been required to be disclosed to the Chair of the Supervisory Board and of which the Supervisory Board would inform the General Meeting.

Convenience translation

The Supervisory Board again carried out a self-assessment of its work under the direction of the Lead Independent Director and, to this purpose, in the year under review also sought the support of an external service provider specializing in self-assessments by supervisory boards of listed companies.

Further details on corporate governance, in particular on the independence of the Supervisory Board members, on the membership in the Supervisory Boards of the General Partner or Fresenius SE & Co. KGaA or the latter’s general partner, the qualification matrix for the implementation status of the profile of skills and expertise for the Supervisory Board, the age limit and the regular maximum tenure for membership in the Company’s Supervisory Board, as well as the self-assessment of the activities of the Supervisory Board and its committees, can be found in the Declaration on Corporate Governance starting on page 126 of the Annual Report. The Declaration on Corporate Governance was discussed by the Supervisory Board and approved in its meeting of March 14, 2023.

The Declaration on Corporate Governance also includes the Declaration of Compliance in relation to the German Corporate Governance Code according to section 161 AktG as resolved by the Management Board and Supervisory Board and published in December 2022. The Declaration of Compliance is permanently available to the public on the Company’s website at www.freseniusmedicalcare.com in the section “Investors” and there in the sub-section “Corporate Governance”.

Compensation Report

The Management Board and the Supervisory Board prepared a compensation report in accordance with section 162 AktG for the year under review. In accordance with section 162 paragraph 3 AktG, the compensation report was reviewed by the auditor to determine whether the legally required disclosures pursuant to section 162 paragraphs 1 and 2 AktG were made. In addition to the statutory requirements, the content of the report was also again reviewed by the auditor. The auditor confirmed that the compensation report, in all material respects, complies with the accounting provisions of section 162 AktG. In accordance with section 120 paragraph 4 AktG, the compensation report will be submitted to the General Meeting of the Company for approval.

Convenience translation

Annual and consolidated financial statements

The annual financial statements and the management report of the Company were prepared in accordance with the regulations of the German Commercial Code (HGB). The consolidated financial statements and group management report follow section 315e of the German Commercial Code (HGB) in accordance with IFRS as applicable in the European Union. Accountancy, the annual financial statements, the management report as well as the consolidated financial statements and the group management report for fiscal year 2022 were audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (PwC). PwC is the auditor of the Company since fiscal year 2020 and was elected as auditor by resolution of the Annual General Meeting of May 12, 2022, for the year under review and mandated by the Supervisory Board. The auditor provided each of the aforementioned documents with an unqualified certificate. Mr. Peter Kartscher and Mr. Holger Lutz signed the respective audit certificate as the responsible auditors, as already in the two previous years. The audit reports of the auditor were made available to the Audit and Corporate Governance Committee and the Supervisory Board. The Audit and Corporate Governance Committee reviewed the annual and consolidated financial statements as well as the management reports and included the audit reports of, and the discussions with, the auditor in its discussions. The Audit and Corporate Governance Committee reported to the Supervisory Board on this.

The Supervisory Board also reviewed the annual financial statements, the management report, the consolidated financial statements and the group management report, in each case for the past fiscal year. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the Supervisory Board of the annual and consolidated financial statements. They reported to the Supervisory Board on the significant findings of their audit and were available for additional information. Also according to the final results of its own review, no objections are to be raised by the Supervisory Board as regards the annual financial statements, the management report, the consolidated financial statements and the group management report.

Convenience translation

In its meeting on February 21, 2023, the Supervisory Board discussed the draft of the report according to Form 20-F. The report according to Form 20-F was filed with the SEC on February 22, 2023.

The annual financial statements and management report of the Company as well as the consolidated financial statements and the group management report for the past fiscal year, as presented by the General Partner, were approved by the Supervisory Board at its meeting on March 14, 2023.

The Supervisory Board also approved the General Partner’s proposal for the application of profit which provides for a dividend of € 1.12 for each share.

Separate Non-Financial Group Report

The separate Non-Financial Group Report of the Company was prepared in accordance with the regulations of the German Commercial Code (HGB) and the EU Taxonomy Regulation (Regulation (EU) 2020/852) and will be published separately from the group management report. This report documents the sustainability performance of Fresenius Medical Care in 2022. The reporting by Fresenius Medical Care is based on the international sustainability standards of the Global Reporting Initiative (GRI).

The Supervisory Board made use of the option to have the separate Non-Financial Group Report verified by an external auditor. The separate Non-Financial Group Report was subjected to a limited assurance engagement review by PwC in accordance with the international standard on assurance engagements ISAE 3000 (Revised). PwC issued a corresponding assurance statement.

The Supervisory Board, too, reviewed the separate Non-Financial Group Report. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the limited assurance engagement by the auditor. The representatives of the auditor who signed the note on the limited assurance engagement participated in the discussions of the Supervisory Board of the separate Non-Financial Group Report. They reported to the Supervisory Board on the significant findings of their limited assurance engagement and were available for additional information. Also according to the final results of its own review, no objections are to be raised by the Supervisory Board as regards the separate Non-Financial Group Report.

Convenience translation

Dependency report

The General Partner prepared a report on the Company’s relationships to Fresenius SE & Co. KGaA and the latter’s affiliates in accordance with section 312 AktG for the past fiscal year. The report contains the following concluding statement:

“With regard to the legal transactions and measures listed in this report on the relationships to affiliated companies, FMC-AG & Co. KGaA received appropriate compensation for each legal transaction in accordance with the circumstances of which we were aware at the time that the legal transactions were conducted. No reportable measures were taken or omitted in the reporting year.”

Both the Audit and Corporate Governance Committee and the Supervisory Board received the dependency report in good time and reviewed it. The auditor participated in the relevant meeting. It reported on the main results of its audit and was available for additional information. On February 24, 2023, the auditor added the following certificate to the dependency report:

“On the basis of our proper audit and judgment we confirm that 1. the factual disclosures provided in the report are correct, 2. the consideration paid by the Company for the legal transactions stated in the report was not inappropriately high.”

The Audit and Corporate Governance Committee and the Supervisory Board concur with the assessment of the auditor. Following the final results of its own review, the Supervisory Board does not raise any objections against the declaration of the General Partner at the bottom of the report on the relationships to affiliates.

Convenience translation

Acknowledgements

Mr. Rice Powell retired from the Management Board on December 31, 2022, after more than twenty-five years of service to Fresenius Medical Care, including ten years as Chair of the Management Board. Mr. Powell has uniquely shaped Fresenius Medical Care with his dedication, commitment and expertise and has made an extraordinary contribution to the success of Fresenius Medical Care in many ways in his daily work. The Supervisory Board thanks Mr. Powell for his many years of work and his active and valuable commitment to Fresenius Medical Care.

Dr. Carla Kriwet, who had been appointed as a member and the Chair of the Management Board with effect from October 1, 2022, resigned from these positions by mutual agreement as of the end of December 5, 2022. The Supervisory Board thanks Dr. Kriwet for her work.

Finally, the Supervisory Board thanks the members of the Management Board as well as all employees of the group for their outstanding and tireless efforts in a remaining extremely challenging environment. Their work performed under difficult conditions in the past fiscal year is highly appreciated!

Bad Homburg v.d. Höhe, March 14, 2023

On behalf of the Supervisory Board

sgd. Dr. Dieter Schenk

Chair